SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                                  _____________
                                 AMENDMENT NO. 2
                                       to
                                   SCHEDULE TO
                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               SECURED INCOME L.P.
                       (Name of Subject Company (Issuer))
  WEST PUTNAM HOUSING INVESTORS III LLC, WEST PUTNAM HOUSING INVESTORS II LLC,
                                       AND
                        WEST PUTNAM HOUSING INVESTORS LLC
                                    (Bidders)
                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)
                                    813901105

                      (CUSIP Number of Class of Securities)
                                  GINA K. DODGE
                                    SECRETARY
                      WEST PUTNAM HOUSING INVESTORS III LLC
                             599 WEST PUTNAM AVENUE
                          GREENWICH, CONNECTICUT 06830
                                 (203) 869-0900
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                             ABBE L. DIENSTAG, ESQ.
                       Kramer Levin Naftalis & Frankel LLP
                                919 THIRD AVENUE
                            nEW YORK, NEW YORK 10022
                                 (212) 715-9100

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
         Transaction Valuation                    Amount of Filing Fee

               $9,171,200                               $1834.24
--------------------------------------------------------------------------------

*Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of up to 286,600 Units of Limited Partnership Interest of Secured Income L.P. (the "Units"), at a price of $32.00 per Unit in cash. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


      Amount Previously Paid: $1490.32          Filing Party: West Putnam Housing Investors III LLC
      Form or Registration No.: SC TO-T         Date Filed: September 30, 2004

      Amount Previously Paid: $343.92           Filing Party: West Putnam Housing Investors III LLC
      Form or Registration No.: SC TO-T/A       Date Filed: October 14, 2004


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:
      |X|   third-party tender offer subject to Rule 14d-1.
      |_|   issuer tender offer subject to Rule 13e-4.
      |_|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on September 30, 2004 as amended on October 14, 2004 (the "Schedule TO") by West Putnam Housing Investors III LLC, a Delaware limited liability company (the "Purchaser"). The Schedule TO relates to a tender offer by Purchaser to purchase up to 286,600 units, which is 27.3% of the outstanding units, of the limited partnership interest (the "Units") in Secured Income L.P., a Delaware limited partnership (the "Partnership"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 30, 2004 as amended hereby (the "Offer to Purchase"), and in the related Letter of Transmittal and Assignment of Partnership Interest (the "Letter of Transmittal" which, together with the Offer to Purchase, as hereby or hereafter amended or supplemented from time to time, constitute the "Offer"). The expiration date of the Offer is October 28, 2004, unless extended. As of the date hereof, no Units have been tendered by Unit holders in the Offer. West Putnam Housing Investors II LLC and West Putnam Housing Investors LLC have been included as "bidders" because each may be deemed a beneficial owner of the units purchased in the Offer. Capitalized terms used and not defined herein shall have meanings assigned such terms in the Offer to Purchase and Schedule TO. Items not amended remain unchanged.

The cover letter to the Offer to Purchase is amended as set forth in revised Exhibit (a)(1)(C).

The first full paragraph on the second page is hereby deleted and replaced in its entirety by the following:

"You may tender any or all of your Units; provided, however, because of restrictions in the Limited Partnership Agreement, in order for a partial tender of your Units to be valid, after the sale of Units pursuant to the Offer, you must continue to hold a minimum of 250 Units (or, in the case of Unit Holders who hold Units in an Individual Retirement Account ("IRA"), Keogh or other qualified plans, at least 100 Units. See Section 1). If you currently hold the minimum number of Units and you wish to tender in the Offer, you must tender all of your Units. Also, if as a result of proration you would otherwise hold less than 250 Units (100 Units in the case of a qualified plan), we will only accept Units to the extent you will hold at least the minimum required number of Units following the Offer."

The Introduction to the Offer to Purchase, Items 1, 2, 3, 5, 13 and 14 and
Schedule I are amended as set forth in revised Exhibit (a)(1)(A).

Item 6 of the Instructions to Letter of Transmittal is amended as set forth in revised Exhibit (a)(1)(B).

ITEM 12.      EXHIBITS.

(a) (1) (A)   Offer to Purchase dated September 30, 2004 and revised October 14,
              2004.
(a) (1) (B)   Form of Letter of Transmittal and revised October 14, 2004.
(a) (1) (C)   Cover Letter to Unit Holders dated September 30, 2004 and revised
              October 14, 2004.*
(a) (1) (D)   Form of Notice of Withdrawal.*
(a) (1) (E)   Press Release dated October 14, 2004.**

*Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchaser on September 30, 2004.

**Previously filed and incorporated by reference from Amendment No. 1 to Schedule TO filed with the SEC by the Purchaser on October 14, 2004.

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    WEST PUTNAM HOUSING INVESTORS III LLC

                                    By: /s/ Gina K. Dodge
                                       --------------------------------
                                    Name:  Gina K. Dodge
                                    Title: Secretary

                                    WEST PUTNAM HOUSING INVESTORS II LLC

                                    By: /s/ Gina K. Dodge
                                       --------------------------------
                                    Name:  Gina K. Dodge
                                    Title: Secretary

                                    WEST PUTNAM HOUSING INVESTORS LLC

                                    By: /s/ Gina K. Dodge
                                       --------------------------------
                                    Name:  Gina K. Dodge
                                    Title: Secretary


Dated:  October 19, 2004

EXHIBIT INDEX

EXHIBIT NO.                   DESCRIPTION
-----------                   -----------

(a) (1) (A)          Offer to Purchase dated September 30, 2004 and revised
                     October 14, 2004.
(a) (1) (B)          Form of Letter of Transmittal and revised October 14, 2004.
(a) (1) (C)          Cover Letter to Unit Holders dated September 30, 2004 and
                     revised October 14, 2004.*
(a) (1) (D)          Form of Notice of Withdrawal.*
(a) (1) (E)          Press Release dated October 14, 2004.**

*Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on September 30, 2004.

**Previously filed and incorporated by reference from Amendment No. 1 to Schedule TO filed with the SEC by the Purchaser on October 14, 2004.